SEC N

20004052

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response..	. . . . 12.00

SEC FILE NUMBER
8-68508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KAPITALL GENERATION, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10816 Crown Colony Drive, #204
(No. and Street)

Austin	Texas	78747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Roberts (201) 310 – 5322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia & Associates
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	New Jersey	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of NEW KAPITALL HOLDINGS, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Barry Mione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kapitall Generation LLC, as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither Kapitall Generation LLC, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CEO

STATE OF FLORIDA COUNTY OF OSCEOLA
SIGNED BEFORE ME BY BARRY B MIONE WHO PROVIDED NJ DRIVER LICENSE AS ID.

Notary Public

JUNE L RUSCETTE

02/28/2020
Date

June L. Ruscette
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG113122
Expires 6/22/2021

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC (the "Company") as of December 31, 2019, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Alperin, Nebbia & Associates, CPA, PA
Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2020

Kapitall Generation, LLC

(A Wholly-Owned Subsidiary of DCP360, Inc)

Statement of Financial Condition
December 31, 2019

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KAPITALL GENERATION LLC
(A Wholly Owned Subsidiary of DCP360, Inc)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash	$	210
Clearing Deposit		88,902
Prepaid expenses		16,738
Due from Parent		3,338
	$	109,188
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	74,341
Due to Clearing Broker		7,775
Total liabilities		82,116
MEMBER'S EQUITY:		27,072
	$	109,188

See notes to financial statements.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — Kapitall Generation, LLC, a Wholly Owned Subsidiary of DCP360, Inc (dba "SaveDay") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The Company's original parent company, Kapitall, Inc., sold all of its assets and whollyowned subsidiary, Kapitall Generation LLC, in an asset sale on January 31, 2014 to the new parent company, New Kapitall Holdings, LLC. New Kapitall Holdings, LLC was a wholly owned subsidiary of LV Kapitall, LLC.

Furthermore, LV Kapitall, LLC wholly owns DCP360, Inc (dba "SaveDay"), a provider of 401(k) plans to smaller employers. In addition, New Kapitall Holdings, LLC had wholly owned WealthyX, LLC a provider of automated investment management ("robo advisory") services which are made available to SaveDay and its clients.

On May 7, 2019 DCP360, Inc (dba "SaveDay") purchased the membership interests of Kapitall Generation, LLC and WealthyX, LLC from New Kapitall Holdings, LLC.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Business Description — The Company had previously engaged in online retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation. During 2018 had begun to limit the scale of its retail operations in favor of providing clearing and execution services to the 401(k) plans managed by its (then) affiliate, SaveDay. During 2019, the Company notified its remaining retail brokerage customers that it would be discontinuing its retail online brokerage operations. Subsequently, the Company has focused exclusively on providing clearing and execution services to the 401(k) plans managed by SaveDay, continuing to act as introducing broker to its clearing firm, Apex Clearing Corporation.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that

affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Revenue Recognition — Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fees for services rendered are recorded on an accruals basis.

Income Taxes — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2019, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2016.

Cash — All cash is on deposit in a non-interest-bearing account with a major financial institution.

Clearing Deposit — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

Commissions & Other Revenues — In the Company's previous financial statements the Company has reported revenue in respect of commissions earned from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent. However, in 2018 and 2019 the Company waived these commissions and is reporting $0 as Commission revenue in its Statement of Operations. A number of charges for ancillary services provided to the self-directed brokerage customers are passed on to the customers and reported in the Company's Statement of Operations as Other Revenue.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due to brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

Accounts payable and Accrued Expenses — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. ADMINISTRATIVE SERVICE AGREEMENT

Prior to the sale of the Company to SaveDay on May 7, 2019 the Company had entered into an administrative service agreement with its parent company, New Kapitall Holdings, LLC, whereby the parent agreed to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses were treated as additional capital contributions by New Kapitall Holdings, LLC to the Company. During the period January 1, 2019 to May 7, 2019 the Company's obligation to New Kapitall Holdings, LLC in the amount of $134,833 was transferred into equity and was treated as an additional capital contribution. At December 31, 2019, a balance was due to New Kapitall Holdings, LLC of $0. The Company recognized expenses of $134,528 per this administrative service agreement in the Statement of Operations. Following the sale of the Company to SaveDay, the obligations of the parties to this original Administrative Service Agreement were terminated.

Subsequent to the sale of the Company to SaveDay on May 7, 2019 the Company entered into an updated administrative service agreement with its new parent company, SaveDay, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses were treated either as additional capital contributions by SaveDay to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2019, the Company's obligation to SaveDay in the amount of $279,561 was transferred into equity and was treated as an additional capital contribution. At December 31, 2019, a balance was due from SaveDay of $3,338. The Company recognized expenses of $88,626 per this updated administrative service agreement with SaveDay in the Statement of Operations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current aggregate indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2019, the Company had net capital, as defined, of $6,996 which was $1,522 in excess of its required net capital of $5,474. Aggregate indebtedness at December 31, 2019 was $82,116. The ratio of aggregate indebtedness to net capital was 11.7376 to 1.

5. STOCK BASED COMPENSATION

The assets of Kapitall, Inc. were acquired by New Kapitall Holdings, LLC on January 31, 2014. Subsequently, on February 24, 2017 New Kapitall Holdings, LLC's board of directors approved a resolution to obtain the necessary shareholder approvals to terminate option awards to purchase the common stock of Kapitall, Inc. that had previously been awarded to employees of the Company.

Mr. Mione, the Company's CEO, and the only employee of the Company that met the continuous service requirements of the options plan, similarly had previously provided his approval to relinquish his option rights.

As such, the Company did not report any compensation expense in 2019 in relation to these option awards. Furthermore, the Company had not recorded any compensation expense in relation to these option awards since the acquisition of Kapitall, Inc. in January 2014.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2020, which is the date the financial statements were available to be issued. There were no subsequent events that required adjustment to or disclosure in the consolidated financial statements except as described below.

On January 31, 2020, SaveDay agreed to convert a further $2,134 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On February 21, 2020, SaveDay agreed to convert a further $25,094 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On February 21, 2020 SaveDay provided an additional cash infusion of equity to the Company of $33,000.

On February 21, 2020 the Company filed a notice pursuant to SEA Rule 17a-11(b) to provide notification that its Net Capital had fallen to less than 100% of its requirement. The firm became aware of a net capital deficiency on February 20th during the month end close period for its January month end, after all invoices, brokerage statements and inter company payables and receivables had been accounted for. The firm's net capital at January 31, 2020 stood at $(26,016) which is $(32,976) below its net capital requirement.

The firm rectified this inadvertent and temporary Net Capital Deficiency with the debt to equity conversions and cash infusion described above